Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 28, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10247
Inflation Hedge Portfolio, Series 50
(the “Trust”)
CIK No. 1928610 File No. 333-265916

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.Please disclose if the Trust will also be concentrated in stocks of companies within the agriculture sector.

Response:Agriculture is not a Global Industry Classification Standard (GICS) sector, so the Trust cannot be concentrated in the agricultural sector. However, the Trust confirms the “Agriculture” risk is included in the “Principal Risks” section.

2.If any of the ETFs or ETPs in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs.

Response:If the Trust has exposure to any ETFs or ETPs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon